Exhibit 99.1

Cango Inc. Announces Ex-dividend Date

SHANGHAI, Oct. 17, 2022 /PRNewswire/ — Cango Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced that November 25, 2022 (Eastern Time) has been set by the NYSE as the ex-dividend date for the special cash dividend announced on October 11, 2022 according to due bill process. As previously announced, a special cash dividend of US$0.5 per ordinary share (or US$1 per American depositary share) on Cango’s outstanding shares will be paid on November 23, 2022 (Eastern Time) to shareholders of record as of the close of trading on October 24, 2022 (Eastern Time). Holders of Cango’s American depositary shares (“ADSs”) will need to hold their ADSs through and including the payment date, or November 23, 2022 (Eastern Time), in order to receive the dividend on their ADSs.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting car buyers, dealers, financial institutions, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and has a nationwide network. Leveraging its competitive advantages in technological innovation and big data, Cango has established an automotive supply chain ecosystem, and developed a matrix of products centering on customer needs for auto transaction, auto financing and after-market services. By working with platform participants, Cango endeavors to make car purchase simple and enjoyable, and make itself customers’ car purchase service platform of choice. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Twitter: https://twitter.com/Cango_Group

Emilie Wu

The Piacente Group, Inc.

Tel: +86 21 6039 8363

Email: ir@cangoonline.com